FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on May 24, 2007 announcing agreement to purchase containership expanding fleet to 11 vessels

EXHIBIT 1

The Company hereby incorporates this Form 6-K into the Company's Registration Statement on Form F-1, filed on October 20, 2005, Registration Statement No. 333-129145, and the Company's Registration Statement on Form F-3, filed on May 10, 2007, Registration Statement No. 333-142794.

Euroseas Ltd. Announces Agreement to Purchase Containership Expanding Fleet to 11 Vessels

Maroussi, Athens, Greece, May 23, 2007 - Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk carriers, container ship and multipurpose vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that it has signed a Memorandum of Agreement to purchase the M/V Clan Gladiator, a Handysize container ship of 30,007 dwt and 1,742 teu built in 1992 in Germany for $25.7 million.  The vessel is scheduled to be delivered to Euroseas around June 11, 2007, at the sellers’ option.  It will be financed partly by bank debt. The vessel is purchased with a period charter contract at a rate of $19,000 per day till April 2008.

Aristides Pittas, Chairman and CEO of Euroseas commented: "We are pleased to announce the agreement to purchase the M/V Clan Gladiator our third vessel acquisition since we completed our public follow-on offering in February 2007. In today’s high asset price environment our emphasis has been to grow our fleet by targeting primarily second hand mid-age vessels which we believe enable us to realize higher return on investment and maximize shareholder returns. Our strategy to invest in the broader dry cargo sector allows us to capture investment opportunities in both the dry bulk and containership markets and enhances our operational flexibility. As prices for containerships have not followed yet the rally we have recently seen in bulk carrier prices our last 2 investments have both been in this sector which we believe has today a higher upside potential.

Clan Gladiator’s employment contributes to our objective of seeking stable and predictable cash flows; after the incorporation of Clan Gladiator in our fleet, 90% and 39% of our capacity days will have already been fixed or secured under period charters in 2007 and 2008, respectively.”

Fleet Profile:

The Euroseas Ltd. fleet profile after the acquisition of the Clan Gladiator in its fleet is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	$17,000 to $20,000 (*)
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Jan-08	$29,000
NIKOLAOS P.	Handysize	34,750		1984	TC ‘til Aug-07	$21,300
GREGOS	Handysize	38,691		1984	Spot	$22,500
Total Dry Bulk Vessels	4	212,443

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
CLAN GLADIATOR	Handysize	30,007	1,742	1992	TC ‘til Apr-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handysize	20,346	1,452	1995	TC ‘til Mar-08	$13,450
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-08	$12,800
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Nov-07	$12,000
Total Container Carriers	6	140,049	9,229
Fleet Grand Total	11	375,060	10,179

(*) The owning company of m/v “Irini” participates in 2 short funds (contracts of affreightment to carry cargo) that provide an effective coverage of m/v “Irini” for 77% in 2007 and 42% in 2008.  The combination of the short funds and pool employment secures the mentioned rate range for the percent of the earnings mentioned above respectively in 2007 and 2008.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. As of January 31, 2007, Euroseas trades on the NASDAQ Global Market under the ticker ESEA (previously it traded on the Over The Counter Bulletin Board under the ticker symbol EUSEF.OB).

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

After the purchase of the  Clan Cladiator the Company will have a fleet of 11 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 1 Intermediate container ship, 3 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 4 drybulk carriers have a total cargo capacity of 212,443 dwt, its 6 container ships have a cargo capacity of 9,229 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  May 24 2007

 By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President